UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Supply Agreement

On June 10, 2025, our subsidiary Xi’an App-Chem Bio (Tech) Co., Ltd (“App-Chem”) entered into a Sales Cooperation Agreement (the “Agreement”) with Beijing Huahai Keyuan Technology Co., Ltd. (“ Huahai Keyuan”). Under the Agreement, App-Chem grants Huahai Keyuan the non-exclusive right to market, distribute and sell App-Chem’s natural prebiotic series products (collectively, the “Products”) throughout China. The term of the Agreement is twenty-four (24) months.

App-Chem will be responsible for all research and development, production, packaging and quality control such that the Products are compliant with applicable national standards.

Pursuant to the Agreement Huahai Keyuan has guaranteed aggregate sales of no less than US$16,000,000 over the term. All such sales shall be conducted in full compliance with applicable laws and regulations.

Products will be transported to such sites as designated by Huahai Keyuan. In the event that the quality of the Product fails to conform to the agreed standards, App-Chem shall bear all costs associated with testing, as well as any expenses related to the return or exchange of the Products.

App-Chem must receive full payment from Huahai Keyuan for any Products before they are dispatched.

The Agreement may be terminated at any time by the mutual consent of both parties. If either party breaches the Agreement and fails to remedy such breach within thirty (30) working days after receiving written notice from the non-breaching party, the non-breaching party shall have the right to terminate the Agreement.

Either party that terminates the Agreement without justifiable reasons (as defined in the Agreement) or fails to fulfill its obligations under the Agreement shall compensate the other party with a liquidated damages equivalent to 15% of the total Agreement amount. Should partial non-performance of this Agreement occur due to a Party’s attributable default, the defaulting party shall pay the other party a penalty of 10% of the total price of the unperformed portion of the Agreement. Any lawsuits must be filed in a court located in a jurisdiction where the Company is located.

The foregoing is a summary of the material terms of the Agreement. The Agreement contains additional terms, covenants and conditions and should be reviewed in its entirety for additional information.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	Translation of Sales Cooperation Agreement with Huahai Keyuan Keyuan Technology Co., Ltd.
99.1	Press Release dated July 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2025	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer